(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 001-09225

CUSIP NUMBER 359694 106

For Period Ended: November 27, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

H.B. Fuller Company
Full Name of Registrant

Former Name if Applicable

1200 Willow Lake Boulevard, P.O. Box 64683
Address of Principal Executive Office (Street and Number)

St. Paul, MN 55164-0683
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is filing Form 12b-25 because it needs additional time to file its annual report on Form 10-K, which was due February 10, 2005, due to the ongoing review of the Company’s Chilean operation and the resulting inability of the Company’s independent auditor, KPMG LLP, to complete the audit of its financial statements.

On January 10, 2005, the Company determined that it was unable to reconcile certain balance sheet accounts relating to its Chilean operations. As a result, and as previously announced on January 11, 2005, the Company postponed its planned fourth quarter and year-end earnings release scheduled for that date. Promptly thereafter, the Audit Committee of the Company’s Board of Directors commenced an independent investigation into the accounting and financial reporting matters at the Company’s Chilean operations. The Audit Committee engaged special counsel, Faegre & Benson LLP, and the independent accounting firm Ernst & Young LLP to assist in its investigation and report on this matter.

The investigation of the Chilean operations continues. The evidence to date indicates that certain members of the local accounting organization knowingly recorded incorrect entries to certain accounts in the Chilean financial statements. Furthermore, the investigation indicates a portion of these accounting irregularities involved the misappropriation of Company assets. The impact of these actions, which the investigation indicates began in fiscal year 1999, resulted in the cumulative overstatement of net income totaling $3.1 million. Because the investigation by the Audit Committee is ongoing and the Company’s year end financial statement audit is not complete, there can be no assurance that the financial information included in this filing will not change upon completion of the Audit Committee’s internal review and completion of the audit.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patricia L. Jones	651	236-5102
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

H.B. Fuller Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 11, 2005	By	/s/ John A. Feenan
John A. Feenan Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

2

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1994.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

Explanation Referred to in Part IV, Item (3) of Form 12b-25

On February 10, 2005, H.B. Fuller Company reported the following operating results for its fourth quarter and fiscal year ended November 27, 2004:

Fourth Quarter Results

Fourth quarter net income as reported was $10.9 million or $0.38 per share (diluted). Last year’s fourth quarter net income as reported was $13.3 million or $0.46 per share (diluted). This year’s fourth quarter net income includes charges of $2.0 million relating to financial statement discrepancies, for years prior to 2004, uncovered during the Company’s investigation of its Chilean operations. This results in an impact to earnings per share of $0.07 (diluted). The Company determined that the amounts relating to periods prior to 2004 were not material to the periods to which they pertain. In addition, as part of this investigation, the Company found overstatements of net income of $0.5 million ($0.02 impact to EPS on a diluted basis) and $0.6 million ($0.02 impact to EPS on a diluted basis) for the second and third quarters of 2004, respectively. As a result, the Company will restate the results for these quarters in its annual report on Form 10-K.

Net revenue for the fourth quarter of 2004 was $378.5 million, a 9.3 percent increase from the fourth quarter of 2003. Improved volumes and higher prices accounted for increases of 3.1 percent and 0.9 percent, respectively. Positive currency effects improved revenues by 2.6 percent, while the acquisition in Portugal announced earlier this year accounted for an increase of 2.7 percent.

Fourth Quarter Segment Results:

•	Global Adhesives’ net revenue increased 10.7 percent compared to last year.

•	Volume increased 3.0 percent.

•	Prices increased 0.7 percent.

•	Currency had a positive impact of 3.1 percent.

•	Acquisitions had a positive impact of 3.9 percent.

•	Full-Valu / Specialty Group’s net revenue increased 6.1 percent compared to last year.

•	Volume increased 3.2 percent.

•	Prices increased 1.5 percent.

•	Currency had a positive impact of 1.4 percent.

Total Year Results

Reported net income for fiscal year 2004 was $35.6 million or $1.23 per share (diluted), which includes $2.0 million of charges related to the financial statement discrepancies in Chile for periods prior to 2004. Last year’s reported net income was $38.6 million, or $1.35 per share (diluted), which included $0.17 per share (diluted) of net charges for severance and other costs relating to the restructuring initiative.

Net revenue for fiscal year 2004 was $1,409.6 million, a 9.5 percent increase over fiscal year 2003. For the full year, volume increased 4.4 percent, pricing decreased 0.2 percent, currency had a positive impact of 3.3 percent, and acquisitions had a positive impact of 2.0 percent.

See the attached Consolidated Financial Information for H.B. Fuller Company and Subsidiaries

Safe Harbor for Forward-Looking Statements

Certain statements in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties, including but not limited to the following: political and economic conditions; product demand; competitive products and pricing; costs of and savings from restructuring initiatives; product mix; availability and price of raw materials; the Company’s relationships with its major customers and suppliers; changes in tax laws and tariffs; devaluations and other foreign exchange rate fluctuations (particularly with respect to the euro, the British pound, the Japanese yen, the Australian and Canadian dollars, the Argentine peso and the Brazilian real); the effect of new accounting pronouncements and accounting charges and credits; the results of the Company’s continuing review of the accuracy of the financial statements of its Chilean operations and completion of the Company’s fiscal year 2004 financial statement audit; and similar matters. Further information about the various risks and uncertainties can be found in the Company’s SEC 10-K filing of February 25, 2004 and 10-Q filings of April 6, July 2 and October 4, 2004. All forward-looking information represents management’s best judgment as of this date based on information currently available that in the future may prove to have been inaccurate. Additionally, the variety of products sold by the Company and the regions where the Company does business makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold, currency impact, changes in product mix and selling prices. However, management’s best estimates of these changes as well as changes in other factors have been included. References to volume changes include volume, product mix, and delivery charges, combined.

H.B. FULLER COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

In thousands, except per share amounts (unaudited)

	13 Weeks Ended November 27, 2004	13 Weeks Ended November 29, 2003
Net revenue	$378,455	$346,173
Cost of sales	(285,484)	(252,763)

Gross profit	92,971	93,410
Selling, general and administrative expenses	(72,226)	(72,332)
Gains (losses) from asset disposals, net	307	719
Interest expense	(3,309)	(3,439)
Other expense, net	(1,689)	(1,096)

Income before income taxes, minority interests and income from equity investments	16,054	17,262
Income taxes	(5,712)	(5,204)
Minority interests in consolidated income	29	593
Income from equity investments	519	670

Net Income	$10,890	$13,321

Basic income per common share	$0.38	$0.47

Diluted income per common share	$0.38	$0.46

Weighted-average common shares outstanding:
Basic	28,495	28,296
Diluted	28,968	28,763

Selected Balance Sheet Information (subject to change prior to filing of the Company’s Annual Report on Form 10-K)

	November 27, 2004	November 29, 2003
Inventory	$159,067	$146,571
Trade accounts receivable, net	262,932	239,593
Trade accounts payable	164,846	117,001
Total assets	1,135,359	1,007,588
Long-term debt, including current installments	161,069	162,430

H.B. FULLER COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

In thousands, except per share amounts (unaudited)

	52 Weeks Ended November 27, 2004	52 Weeks Ended November 29, 2003
Net revenue	$1,409,606	$1,287,331
Cost of sales	(1,036,961)	(935,135)

Gross profit	372,645	352,196
Selling, general and administrative expenses	(304,444)	(284,242)
Gains (losses) from asset disposals, net	(372)	2,767
Interest expense	(13,716)	(14,467)
Other expense, net	(5,815)	(5,446)

Income before income taxes, minority interests and income from equity investments	48,298	50,808
Income taxes	(14,713)	(14,307)
Minority interests in consolidated income	199	13
Income from equity investments	1,819	2,105

Net Income	$35,603	$38,619

Basic income per common share	$1.25	$1.37

Diluted income per common share	$1.23	$1.35

Weighted-average common shares outstanding:
Basic	28,429	28,245
Diluted	28,909	28,695